UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Item 1:	Form 6-K dated November 9, 2022 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Maloy Kumar Gupta

Name: Maloy Kumar Gupta

Title: Company Secretary

Dated: November 9, 2022

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	November 9, 2022

Intimation of outcome of Board Meeting under Regulations 30, 33, 52 and 54 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

Mumbai, November 9, 2022: We hereby inform you that the Board of Directors of Tata Motors Limited (‘the Company’) at its Meeting held today, i.e., November 9, 2022 has, inter alia, approved the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the second quarter and half year ended September 30, 2022. The said Financial Results and the Reports are attached herewith. Also enclosed herewith is a copy of the Press Release and Investor Presentation with regard to the said Financial Results and the Reports for the second quarter and half year ended September 30, 2022.

The above information is also made available on the Company’s website at www.tatamotors.com.

The Board Meeting commenced at 10:30 a.m. (IST) and concluded at 3:30 p.m. (IST).

News Release – 2	November 9, 2022

Tata Motors Group Results Q2 FY23	November 9, 2022

Tata Motors Consolidated Q2 FY23 Results:

Revenue ₹ 79.6KCr, EBITDA at ₹ 7.7KCr, PBT (bei) ₹ (1.8)KCr, Auto FCF ₹ 1.0 KCr

•	Consolidated Revenue ₹ 79.6KCr, up 29.7%, EBITDA at 9.7% (+ 130 bps), EBIT at 2.4% ( +390 bps)

•	JLR Revenue £ 5.3b, up 36%, EBITDA at 10.3% (+300 bps), EBIT at 1.0% (+570 bps)

•	Tata CV Revenue ₹ 16.4KCr, up 35.5%, EBITDA at 5.0% (+180 bps), EBIT at 2.3% (+260 bps)

•	Tata PV Revenue ₹ 12.5 KCr, up 71.0%, EBITDA at 5.4% (-70 bps), EBIT at 0.4% (+200 bps)

Mumbai, November 09, 2022: Tata Motors Ltd announced its results for quarter ending September 30, 2022. The results represent the details on consolidated segment level.

		Consolidated (₹ Cr Ind AS)			Jaguar Land Rover (£m, IFRS)			Tata Commercial Vehicles (₹Cr, Ind AS)			Tata Passenger Vehicles (₹Cr, Ind AS)
		FY23	Vs. PY		FY23	Vs. PY		FY23	Vs. PY		FY23	Vs. PY
Q2 FY23	Revenue	79,611	29.7%		5,260	35.9%		16,420	35.5%		12,547	71.0%
	EBITDA (%)	9.7	130	bps	10.3	300	bps	5.0	180	bps	5.4	(70	) bps
	EBIT (%)	2.4	390	bps	1.0	570	bps	2.3	260	bps	0.4	200	bps
	PBT (bei)	(1,774)	—		(173)	—		292	—		167	—
H1 FY 23	Revenue	151,546	18.6%		9,666	9.4%		32,690	63.7%		24,104	92.4%
	EBITDA (%)	8.6	30	bps	8.5	20	bps	5.2	280	bps	5.8	50	bps
	EBIT (%)	1.0	240	bps	(1.5)	110	bps	2.6	440	bps	0.6	430	bps
	PBT (bei)	(6,735)			(697)	—		594	—		181	—

Jaguar Land Rover (JLR): Revenue was £5.3 billion in Q2 FY23, up 36% year-on-year from Q2 FY22 reflecting strong model mix and pricing with wholesale volumes (excluding China JV) of 75,307 up 17.6% year-on-year and 4.9% on the prior quarter. The wholesale increase was lower than planned, primarily due to a lower-than-expected supply of specialised chips from one supplier which could not be readily re-sourced in the quarter. The production ramp up of New Range Rover and New Range Rover Sport improved with 13,537 units wholesaled in the quarter, up from 5,790 in Q1 and helped mitigate this.

Tata Commercial Vehicles (Tata CV): Tata CV business registered a 15% growth in sales over Q2 FY22. For India business, domestic wholesales were at 93,651 vehicles (+19% yoy). However, exports were at 6,771 vehicles, lower by 22% affected by financial crisis in few export markets. Domestic retails grew at a higher rate as compared to wholesales (+23% yoy) The margin improvement was aided by higher volumes, realizations, although impacted by residual commodity inflation and fx.

Tata Passenger Vehicles (Tata PV): Tata PV business continued its strong momentum with wholesales at 142,755 vehicles (+69% yoy and 10% qoq), amid strong festive demand and debottlenecking actions. EBIT margins improved by 200 bps YoY to 0.4% because of higher volumes, mix and improved realizations. However, margin recovery was impacted due to residual commodity inflation and adverse fx.

Outlook: Demand continues to remain strong, however will remain a key monitorable in wake of global uncertainties. Improving chip supply and cooling commodity prices will aid revenue and margins recovery and hence aim to deliver strong improvements in EBIT and free cash flows in H2 FY23.

Tata Motors Group Results Q2 FY23	November 9, 2022

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Revenues in Q2 FY23 of £5.3 billion, up 36% vs. Q2 FY22 and up 20% vs. Q1 FY23

•	Profitability and cashflow improved with positive EBIT margin of 1% and cashflow near breakeven, while the loss before tax narrowed to £(173) million

•	The improved results reflect strong model mix and pricing with wholesales of 75,000 up 17.6% vs. Q2 FY22 and 4.9% vs. Q1 FY23, but lower than planned as chip supply constraints continue

•	The production ramp up of New Range Rover and New Range Rover Sport improved with 13,537 units wholesaled in the quarter, up from 5,790 in Q1

•	Strong demand continuing with client order book now at 205,000 units; our three most profitable models, the New Range Rover, New Range Rover Sport and Defender account for over 70% of the order book

•	Increasing partnership agreements with semiconductor suppliers expected to enable improving volumes in the second half of financial year ending March 2023 and beyond

•	Liquidity remains strong at £5.2 billion including £3.7 billion cash and £1.5 billion undrawn revolving credit facility

REIMAGINE TRANSFORMATION CONTINUES

•

Strategic partnership with Wolfspeed launched, securing supply for silicon carbide semiconductor technology for inverters, integral to our electrification plans with further agreements with strategic semiconductor suppliers to follow

•	New electric model development on track, with work to transform our UK plants for next generation of BEVs underway

•	Future Skills Programme rolled out to upskill and ready 29,000 of our workforce to build and service new BEV cars

•	Final F-Type set to launch in March 2023, marking 75 years of iconic Jaguar V8 sports cars, before Jaguar becomes a pure electric modern luxury brand from 2025

•	Jaguar Land Rover has received a “Low Risk” ESG Risk Rating from Sustainalytics with a score of 17.1, the 4th lowest rating out of 74 companies in the Automotive Sub-Industry

•	Refocus transformation programme delivered a further £300 million of value in Q2 and remains on track to deliver £1 billion this year

LOOKING AHEAD

Jaguar Land Rover is continuing to focus on signing long term partnership agreements with chip suppliers which is improving visibility of future chip supply. Production and sales volumes are expected to improve with positive profit margins and cashflow expected in the second half of FY23 and free cashflow is expected to be near breakeven for the full financial year.

Thierry Bolloré, Jaguar Land Rover’s Chief Executive Officer, said:

“We delivered a stronger financial performance in the second quarter as production of our new Range Rover and Range Rover Sport ramped up, improving revenue, margins and cash flow, despite continuing semiconductor constraints.

“Demand for our most profitable and desired vehicles remains strong and we expect to continue to improve our performance in the second half of the year, as new agreements with semiconductor partners take effect, enabling us to build and deliver more vehicles to our clients.”

Tata Motors Group Results Q2 FY23	November 9, 2022

TATA COMMERCIAL VEHICLES (TATA CV)

HIGHLIGHTS

•	Q2 revenue at ₹ 16.4KCr, (+35.5%), EBITDA 5.0% (+180 bps), EBIT 2.3% (+260 bps), PBT (bei) ₹ 0.3 K Cr.

•	Q2 Tata CV global wholesales stood at 103.1K units (+15%).

•	Q2 CV domestic wholesales at 93.6 K units (+19%), domestic retails at 94.9K units (+23%).

•	Domestic CV market share (based on Vahan at 43.2% in H1’FY23 (-150 bps vs FY 22).

•	Smart city mobility business continues to witness strong growth, won contracts from various STU’s for over 3,600 E-buses.

FINANCIALS

The commercial vehicles industry witnessed a consistent demand across segments in Q2FY23. Tata CV business registered a 19% growth in domestic sales over Q2 FY22 led by stronger sales of MHCVs and a robust recovery in passenger carriers demand. Improving fleet utilizations, pick up in road construction projects and increase in cement consumption catalysed the demand recovery for MHCV. CV exports however shrunk sharply by 22% due to the economic situation in certain markets, though it improved sequentially by ~30%.

Revenues were at ₹ 16.4KCr, (+35.5% yoy), (flat qoq). EBITDA margins and EBIT margins were at 5.0% and 2.3% respectively (+ 180 bps and +260 bps yoy). The YoY margin improvement was aided by higher volumes, better realizations, although certain residual commodity inflation and adverse fx somewhat impacted margins.

LOOKING AHEAD

The CV industry is poised for growth on the back of increased infrastructure activity, demand for last mile mobility and strong recovery in bus segment. We will closely watch the evolving geopolitical, inflation and interest rate risks on both the supply and demand and the impact it can potentially have on business. The recent exciting launches of the new range of smart trucks in MHCV and ILCV, and best-in-class pickups will help us serve our customers better. Focus will continue to remain on registration market share improvement with demand pull strategy, innovation intensity, restoring double-digit EBITDA margins and successfully delivering on new business models.

Girish Wagh, Executive Director Tata Motors Ltd said:

“In Q2 FY23, the CV industry witnessed consistency in demand across segments. Our sharp focus on retail resulted in retail sales outperforming wholesale by 1.3% during Q2 FY23. To better serve the evolving needs of our customers, we launched an efficient range of smart trucks in MHCV and ILCV segments, as well as best-in-class pickups, raising the benchmarks for safety, comfort, load carrying capacity while reducing their total cost of ownership. Going forward, we continue to remain in the agile mode and are keeping a close watch on the evolving geopolitical, inflation and interest rate risks on both supply and demand. We will drive the business on “Demand Pull” by focusing on customer connect, product innovation, service quality and thematic brand activations thereby improving customer affinity for our brands, step up registration market shares sustainably, and improve realisations and profitability.”

Tata Motors Group Results Q2 FY23	November 9, 2022

TATA PASSENGER VEHICLES (TATA PV)

HIGHLIGHTS

•	Q2 revenue at ₹ 12.5KCr, (+71%), EBITDA 5.4% (-70 bps), EBIT 0.4% (+200 bps), PBT (bei) ₹ 0.2 K Cr.

•	Q2 PV domestic wholesales at 142.3 K units (+69%), domestic retails at 133.7K units (+ 57%).

•	Q2 EV volumes highest at 11.5 K units (+326%).

•	EV penetration at 8%, CNG penetration increased to 10% in Q2 FY23.

•	Domestic PV market share strengthened further by 200 bps to 14.1% in H1 FY23.

•	Tiago EV launched and received blockbuster opening with more than 10K bookings.

•	Signed definitive agreement for acquisition of Ford India’s Sanand plant; would unlock capacity of 300k vehicles p.a., scalable to 420k vehicles p.a.

FINANCIALS

Tata PV business continued its strong momentum in Q2FY23. Robust demand on account of festive season and strong demand for UV’s led by Punch and Nexon, drove YoY volumes growth. On the backdrop of strong volumes, Q2 revenue stood at ₹ 12.5KCr, (+71%), EBITDA 5.4% (-70 bps), EBIT 0.4% (+200 bps) and positive PBT (bei). Strong volumes, richer mix and better realizations improved margins YoY. However, margins were affected because of residual commodity inflation and adverse fx. Market share improved to 14.1% in H1 FY23.

LOOKING AHEAD

In Passenger Vehicles, demand is likely to remain strong, although we could witness some moderation post the festive season. The Company will continue to drive growth and enhance profitability and cash flows. In Electric Vehicles, the recent launch of the Tiago EV, has opened new vistas and is poised to drive the mass adoption of EVs across the country. We aim to complete the acquisition of the Ford plant at Sanand in the coming months. Despite significant step-up in investments, the PV business is expected to remain self-sustaining whilst the EV business investments continue to be well funded.

Shailesh Chandra, Managing Director Tata Motors Passenger Vehicles Ltd & Tata Passenger Electric Mobility Limited said:

“Demand for passenger vehicles remained strong in Q2 FY23 fuelled by improving supply of semiconductors, festive season and new launches. Tata Motors scaled new highs with sales of 142,325 units during the quarter, recording a growth of ~70% versus Q2FY22 with SUV sales contributing a rich ~66% of the quarterly PV sales. In electric vehicles, the company posted record-making sales of 11,522 units in Q2FY23, registering a growth of 326% versus Q2 FY22. The recent festive season (Navratri to Dhanteras) saw 43% growth in retail sales over the previous year’s festive season sales. The overwhelming customer response received for the Tiago EV, launched towards the end of the quarter, will further accelerate mass adoption of EVs across the country.

Going forward, we remain vigilant about the evolving demand and supply situation and will stay nimble to take necessary actions swiftly whilst focusing on improving profitability further.“

Tata Motors Group Results Q2 FY23	November 9, 2022

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 160 Cr to ₹ 2,487 Cr during Q2 FY23 as compared to ₹ 2,327 Cr in Q2 FY22 due to higher gross borrowings.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net profit from joint ventures and associates amounted to ₹ 106Cr compared with a profit of ₹ 61Cr in Q2 FY 22. Other income (excluding grants) was ₹ 393Cr in Q2 FY 23 versus ₹ 249Cr in Q2 FY22.

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was positive at ₹ 1.0 KCr (as compared to negative ₹ 3.2K Cr in Q2 FY 22), despite working capital being adverse by ₹ 1.4 KCr in Q2 FY23.

REPORTING FORMAT

The press release represents the details on consolidated segment level. The operating segment comprise of automotive segment and others.

In automotive segment, results have been presented for entities basis four reportable sub-segments as below

TML Group Automotive business

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	November 9, 2022

Independent Auditors Report (Standalone)

B S R & Co. LLP

Chartered Accountants

8th floor, Business Plaza, Westin Hotel Campus, 36/3-B, Koregaon Park Annex, Mundhwa Road, Ghorpadi, Pune - 411001, India	Telephone: +91 20 6747 7300 Fax: +91 20 6747 7310

Independent Auditor’s Report

To the Board of Directors of Tata Motors Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended 30 September 2022 and the year-to-date results for the period from 1 April 2022 to 30 September 2022, (in which are included interim financial statements of a joint operation) attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, these standalone financial results:

a.	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations in this regard; and

b.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards, and other accounting principles generally accepted in India, of the net loss and other comprehensive income and other financial information for the quarter ended 30 September 2022 as well as net loss and other comprehensive loss and other financial information for the year to date results for the period from 1 April 2022 to 30 September 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our opinion.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These quarterly financial results as well as the year to date standalone financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and the Board of Directors are responsible for the preparation of these standalone financial results that give a true and fair view of the net profit/ loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. The respective Management and Board of Directors of the Company and its joint operation are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Registered Office:

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai - 400063

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

In preparing the standalone financial results, the respective Management and the Board of Directors are responsible for assessing each company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors are also responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∎

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∎

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

∎

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone financial results made by the Management and Board of Directors.

∎

Conclude on the appropriateness of the Management and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∎

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance of the Company and such other entity included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No.:101248W/W-100022

Shiraz Vastani
Partner
Pune	Membership No.: 103334
09 November 2022	UDIN:22103334BCPTLH9134

News Release – 4	November 9, 2022

Audited Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2022

Particulars		Quarter ended				Six months ended		Year ended
		September 30,		June 30,	September 30,	September 30,	September 30,	March 31,
		2022		2022	2021	2022	2021	2022
		Audited

I.	Revenue from operations
	(a) Revenue		14,850.97	14,793.12	10,890.06	29,644.09	17,397.34	46,880.97
	(b) Other operating revenue		95.81	81.32	105.96	177.13	175.29	382.71
	Total revenue from operations (a)+(b)		14,946.78	14,874.44	10,996.02	29,821.22	17,572.63	47,263.68
II.	Other income (includes Government incentives)		195.06	210.77	201.30	405.83	325.85	659.91
III.	Total Income (I+II)		15,141.84	15,085.21	11,197.32	30,227.05	17,898.48	47,923.59
IV.	Expenses
	(a) Cost of materials consumed		9,674.40	10,525.85	7,256.09	20,200.25	12,157.04	31,693.11
	(b) Purchases of products for sale		1,513.01	1,655.95	1,183.22	3,168.96	2,081.44	5,030.00
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		349.83	(919.23)	(26.29)	(569.40)	(1,085.95)	(403.87)
	(d) Employee benefits expense		964.43	1,062.85	886.25	2,027.28	1,807.81	3,601.51
	(e) Finance costs		549.35	528.80	530.94	1,078.15	1,094.43	2,121.73
	(f) Foreign exchange (gain)/loss (net)		98.42	89.06	17.79	187.48	53.21	136.81
	(g) Depreciation and amortisation expense		446.13	422.98	432.68	869.11	850.56	1,760.57
	(h) Product development/engineering expenses		200.19	177.67	116.08	377.86	208.44	593.90
	(i) Other expenses		1,846.41	1,923.40	1,548.94	3,769.81	2,596.42	6,018.71
	(j) Amount transferred to capital and other accounts		(252.78)	(243.87)	(209.66)	(496.65)	(410.48)	(905.42)
	Total expenses (IV)		15,389.39	15,223.46	11,736.04	30,612.85	19,352.93	49,647.05
V.	Profit/(loss) before exceptional items and tax (III-IV)		(247.55)	(138.25)	(538.72)	(385.80)	(1,454.45)	(1,723.46)
VI.	Exceptional Items
	(a) Employee separation cost		—	1.36	5.26	1.36	6.39	8.35
	(b) Cost of slump sale of Passenger Vehicle (PV) undertaking		—	—	—	—	—	50.00
	(c) Provision/(reversal) for loan given to/investment in/cost of closure of subsidiary companies		4.04	0.07	27.90	4.11	54.18	(139.24)
	(d) Others		—	—	—	—	(2.52)	(2.52)
VII.	Profit/(loss) before tax from continuing operations (V-VI)		(251.59)	(139.68)	(571.88)	(391.27)	(1,512.50)	(1,640.05)
VIII.	Tax expense/(credit) (net) of continuing operations
	(a) Current tax		13.94	15.69	12.94	29.63	17.64	51.18
	(b) Deferred tax		27.06	25.66	(9.14)	52.72	(13.04)	48.00
	Total tax expense (net)		41.00	41.35	3.80	82.35	4.60	99.18
IX.	Profit/(loss) for the period after tax from continuing operations (VII-VIII)		(292.59)	(181.03)	(575.68)	(473.62)	(1,517.10)	(1,739.23)
X.	Profit/(loss) before tax for the period from discontinued operations		—	—	(68.73)	—	(442.26)	392.51
XI.	Tax expense/(credit) (net) of discontinued operations
	(a) Current tax		—	—	14.92	—	20.71	44.14
	(b) Deferred tax		—	—	—	—	—	—
	Total tax expense		—	—	14.92	—	20.71	44.14
XII.	Profit/(loss) for the period after tax from discontinued operations (X-XI)		—	—	(83.65)	—	(462.97)	348.37
XIII.	Profit/(loss) for the period (IX+XII)		(292.59)	(181.03)	(659.33)	(473.62)	(1,980.07)	(1,390.86)
XIV.	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit and loss		78.83	(237.57)	137.98	(158.74)	309.56	313.63
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		8.61	10.59	(21.77)	19.20	(35.83)	(32.33)
	(B) (i) Items that will be reclassified to profit and loss		(27.90)	(123.31)	9.54	(151.21)	(22.33)	1.62
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		7.02	15.87	(3.35)	22.89	7.80	(0.57)
	Total other comprehensive income/(loss), net of taxes		66.56	(334.42)	122.40	(267.86)	259.20	282.35
XV.	Total comprehensive income/(loss) for the period (XIII+XIV)		(226.03)	(515.45)	(536.93)	(741.48)	(1,720.87)	(1,108.51)
XVI.	Paid-up equity share capital (face value of ₹2 each)		765.98	765.93	765.81	765.98	765.81	765.88
XVII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)							19,178.27
XVIII.	Earnings/(loss) per share (EPS)
	Earnings/(loss) per share from continuing operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic	₹	(0.76)	(0.47)	(1.50)	(1.23)	(3.96)	(4.54)
	(ii) Diluted	₹	(0.76)	(0.47)	(1.50)	(1.23)	(3.96)	(4.54)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(0.76)	(0.47)	(1.50)	(1.23)	(3.96)	(4.54)
	(ii) Diluted	₹	(0.76)	(0.47)	(1.50)	(1.23)	(3.96)	(4.54)
	Earnings/(loss) per share from discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic	₹	—	—	(0.22)	—	(1.21)	0.90
	(ii) Diluted	₹	—	—	(0.22)	—	(1.21)	0.90
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	—	—	(0.22)	—	(1.21)	1.00
	(ii) Diluted	₹	—	—	(0.22)	—	(1.21)	1.00
	Earnings/(loss) per share from continuing and discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic	₹	(0.76)	(0.47)	(1.72)	(1.23)	(5.17)	(3.63)
	(ii) Diluted	₹	(0.76)	(0.47)	(1.72)	(1.23)	(5.17)	(3.63)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(0.76)	(0.47)	(1.72)	(1.23)	(5.17)	(3.63)
	(ii) Diluted	₹	(0.76)	(0.47)	(1.72)	(1.23)	(5.17)	(3.63)
		Not annualised

Statement of Standalone Assets and Liabilities

(₹ in crores)

				As at September 30,	As at March 31,
				2022	2022
				Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	11,697.58	11,733.44
		(b)	Capital work-in-progress	433.75	585.21
		(c)	Right to use assets	398.91	332.45
		(d)	Other intangible assets	1,808.23	2,009.87
		(e)	Intangible assets under development	1,125.93	882.03
		(f)	Investments in subsidiaries, joint ventures and associates	27,890.60	27,917.45
		(g)	Financial assets
			(i) Investments	1,176.38	1,338.94
			(ii) Loans and advances	78.35	48.43
			(iii) Other financial assets	2,272.30	1,992.52
		(h)	Non-current tax assets (net)	858.37	777.68
		(i)	Other non-current assets	610.12	662.24

				48,350.52	48,280.26

	(2)	Current assets
		(a)	Inventories	4,394.62	3,718.49
		(b)	Financial assets
			(i) Investments	1,507.16	5,143.08
			(ii) Trade receivables	2,714.82	2,111.78
			(iii) Cash and cash equivalents	1,509.13	2,450.23
			(iv) Bank balances other than (iii) above	80.62	155.20
			(v) Loans and advances	140.50	139.37
			(vi) Other financial assets	727.94	809.51
		(c)	Other current assets	1,012.35	1,091.95

				12,087.14	15,619.61

			TOTAL ASSETS	60,437.66	63,899.87

II.	EQUITY AND LIABILITIES
	Equity
		(a)	Equity share capital	765.98	765.88
		(b)	Other equity	18,464.41	19,178.27

				19,230.39	19,944.15

	Liabilities
	(1)	Non-current liabilities
		(a)	Financial liabilities
			(i) Borrowings	12,718.28	14,102.74
			(ii) Lease liabilities	284.56	237.84
			(iii) Other financial liabilities	464.75	460.37
		(b)	Provisions	1,583.44	1,474.11
		(c)	Deferred tax liabilities (net)	184.36	173.72
		(d)	Other non-current liabilities	621.23	514.13

				15,856.62	16,962.91

	(2)	Current liabilities
		(a)	Financial liabilities
			(i) Borrowings	10,006.30	9,129.91
			(ii) Lease liabilities	84.57	58.58
			(iii) Trade payables
			(a) Total outstanding dues of micro and small enterprises	54.70	146.10
			(b) Total outstanding dues of creditors other than micro and small enterprises	6,053.41	5,956.00
			(iv) Acceptances	5,960.97	7,883.96
			(v) Other financial liabilities	1,098.50	1,113.26
		(b)	Provisions	484.37	608.06
		(c)	Current tax liabilities (net)	51.73	49.67
		(d)	Other current liabilities	1,556.10	2,047.27

				25,350.65	26,992.81

			TOTAL EQUITY AND LIABILITIES	60,437.66	63,899.87

Statement of Standalone Cash Flows

(₹ in crores)

		Six months ended
		September 30,	September 30,
		2022	2021
		Audited
I	Cash flows from operating activities:
	Loss for the period from continuing operations	(473.62)	(1,517.10)
	Loss for the period from discontinued operations	—	(462.97)
	Adjustments for:
	Depreciation and amortisation expense	869.11	1,756.05
	Allowances for trade and other receivables	27.56	2.34
	Inventory write down/(reversal) (net)	12.79	(2.82)
	Provision for loan given to/investment in/cost of closure of subsidiary companies	4.11	54.18
	Accrual for share-based payments	9.63	4.94
	Profit on sale of assets (net) (including assets scrapped / written off)	(24.47)	(40.29)
	Profit on sale of investments at FVTPL (net)	(33.37)	(32.66)
	Marked-to-market gain on investments measured at FVTPL	(0.74)	(15.12)
	Tax expense (net)	82.35	25.31
	Finance costs	1,078.15	1,211.36
	Interest income	(129.08)	(183.98)
	Dividend income	(103.28)	(55.07)
	Foreign exchange loss (net)	229.04	172.05

		2,021.80	2,896.29

	Cash flows from operating activities before changes in following assets and liabilities	1,548.18	916.22
	Trade receivables	(613.15)	(67.03)
	Loans and advances and other financial assets	5.32	(427.20)
	Other current and non-current assets	92.50	(318.83)
	Inventories	(688.92)	(1,712.35)
	Trade payables and acceptances	(1,891.02)	(852.13)
	Other current and non-current liabilities	(394.06)	180.07
	Other financial liabilities	(72.55)	(56.57)
	Provisions	(12.17)	(72.60)

	Cash used in operations	(2,025.87)	(2,410.42)
	Income tax paid (net)	(108.25)	(61.55)

	Net cash used in operating activities	(2,134.12)	(2,471.97)

II	Cash flows from investing activities:
	Payments for property, plant and equipments	(328.76)	(590.71)
	Payments for other intangible assets	(382.14)	(259.72)
	Proceeds from sale of property, plant and equipments	29.97	53.39
	Investments in mutual fund (purchased)/sold (net)	3,670.06	(3,371.45)
	Investments in subsidiary companies	(104.98)	(51.79)
	Loan given to subsidiary companies/payment for costs of closure in subsidiary companies	—	(51.10)
	Proceeds from disposal of defence business	—	234.09
	Increase in short term inter corporate deposit	(15.00)	(25.00)
	Realisation of deposits with financial institution	600.00	497.50
	Deposits/restricted deposits with financial institution	(500.00)	(100.00)
	Deposits/restricted deposits with banks	(1.69)	(405.58)
	Realisation of deposits/restricted deposits with banks	75.00	2,108.08
	Interest received	97.36	170.63
	Dividend received	103.28	54.14

	Net cash from / (used in) investing activities	3,243.10	(1,737.52)

III	Cash flows from financing activities:
	Proceeds from issue of shares and share application pending allotment (net of issue expenses)	14.47	—
	Proceeds from long-term borrowings	—	1,500.00
	Repayment of long-term borrowings	(2,158.33)	(1,488.05)
	Payment of Option Settlement of long term borrowings	(52.63)	(48.54)
	Proceeds from short-term borrowings	—	5,137.27
	Repayment of short-term borrowings	(861.30)	(1,352.99)
	Net change in other short-term borrowings (with maturity up to three months)	2,068.37	859.16
	Repayment of lease liabilities (including interest)	(37.88)	(83.90)
	Dividend paid (including transferred to IEPF)	—	(1.53)
	Interest paid [including discounting charges paid, ₹202.93 crores (September 30, 2021 ₹223.25 crores)]	(1,025.36)	(1,103.71)

	Net cash (used in)/from financing activities	(2,052.66)	3,417.71

	Net decrease in cash and cash equivalents	(943.68)	(791.78)
	Cash and cash equivalents at the beginning of the period	2,450.23	2,365.54
	Effect of foreign exchange on cash and cash equivalents	2.58	7.11

	Cash and cash equivalents at the end of the period	1,509.13	1,580.87

	Non-cash transactions:
	Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	117.70	354.91
	Increase / (decrease) in liabilities arising from financing activities on account of non-cash transactions :
	Exchange differences	437.64	96.66
	Amortisation / effective interest rate adjustments of borrowings	5.00	57.02

Notes:

1)	The above results were reviewed and recommended by the Audit Committee on November 08, 2022 and approved by the Board of Directors at its meeting held on November 09, 2022.

2)	The above results include the Company’s proportionate share of income and expenditure in its Joint Operation, namely Tata Cummins Private Limited.

A Scheme of Arrangement, between Tata Motors Limited and Tata Motors Passenger Vehicles Limited (formerly known as TML Business Analytics Services Limited) (Transferee Company) for transfer of the PV Undertaking of the Company to the Transferee Company, was effective from January 1, 2022. Post transfer of PV Undertaking, the arrangement with Fiat India Automobiles Private Limited (FIAPL) is considered to be a Joint Venture of the Company.

Accordingly, the results of PV undertaking along with joint operation Fiat India Automobiles Private Limited (FIAPL) has been disclosed as discontinued operations in the Statement of Profit and Loss for the quarter and six months ended September 30, 2021 and year ended March 31, 2022.

Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid Joint Operations:

Particulars		Quarter ended			Six months ended		(₹ in crores) Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2022	2022	2021	2022	2021	2022
1	Revenue from operations	14,762.93	14,708.78	10,833.99	29,471.71	17,279.39	46,668.92
2	Profit/(loss) before tax from continuing operations	(311.08)	(90.69)	(621.26)	(401.77)	(1,535.30)	(1,795.39)
3	Profit/(loss) after tax from continuing operations	(326.22)	(117.76)	(596.10)	(443.98)	(1,507.27)	(1,763.34)
4	Profit/(loss) before tax from discontinued operations	—	—	(188.16)	—	(561.54)	143.81
5	Profit/(loss) after tax from discontinued operations	—	—	(188.16)	—	(561.54)	143.81

3)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at six months ended September 30, 2022:

Sr No	Particulars	Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2022	2022	2021	2022	2021	2022
		Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/ Equity(ii)]	1.18	1.17	1.49	1.18	1.49	1.16
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/(Interest on Borrowings + Repayment of Borrowings(iii))]	0.31	(0.71)	(0.02)	0.25	0.23	0.01
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/Interest on Borrowings]	0.44	0.65	(0.18)	0.54	(0.54)	0.01
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	411.14	411.14	904.44	411.14	904.44	411.14
f)	Net worth (₹ In crores)(iv)	19,230.39	19,446.59	17,340.04	19,230.39	17,340.04	19,944.15
g)	Current ratio (number of times) [Current assets/ Current liabilities]	0.48	0.49	0.64	0.48	0.64	0.58
h)	Long term debt to working capital (number of times) [Long Term Borrowings(v)/Working capital(vi)]	(1.53)	(1.75)	(3.46)	(1.53)	(3.46)	(2.18)
i)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of Trade and Other Receivables(viii)]	—	0.07%	0.01%	0.07%	1.30%	1.72%
j)	Current liability ratio (number of times) [Current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]	0.54	0.53	0.42	0.54	0.42	0.54
k)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.38	0.38	0.40	0.38	0.40	0.36
l)	Debtors turnover (number of times) (not annualised) [Revenue from operations / Average Trade receivables]	5.32	5.94	5.72	12.36	10.04	25.88
m)	Inventory turnover (number of times) (not annualised) [Raw material consumed(ix) / Average Inventory(x)]	2.52	2.66	1.96	5.62	3.57	10.60
n)	Operating margin (%) [(Profit/(loss) before tax from continuing operations +/(-) Exceptional Items + Net Finance Charges + Depreciation and amortisation - Other Income (excluding incentives)) / Revenue from operations]	4.83%	5.12%	2.61%	4.97%	1.64%	3.85%
o)	Net profit margin (%) [Net profit after tax / Revenue from continuing operations]	(1.96%)	(1.22%)	(6.00%)	(1.59%)	(11.27%)	(2.94%)
p)	Security cover ratio (number of times)[1] [Secured Assets(xi) / Secured Borrowings(xii)]	1.74	1.75	1.34	1.74	1.34	1.38

1

As at September 30, 2022, 8.80% non-convertible debentures of face value of ₹ 1,000 crores are secured by creating a pari passu charge on certain tangible fixed assets, right of use assets and capital work-in-progress.

2	As at September 30, 2021, assets and liabilities were recomputed excluding PV undertaking and Fiat India Automobiles Private Limited (refer note 2) to make the ratios comparable with current periods.

Notes:

i	Total debts includes non current and current borrowings

ii	Equity = Equity share capital + Other equity

iii

Repayment of borrowings includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

iv

Net Worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

v	Long term borrowings (including current portion of long term borrowings).

vi	Working capital = Current assets - Current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings).

vii	Bad debts includes written off on trade and other receivables.

viii	Trade and other receivables includes Trade receivables, current and non-current Loans and advances and other current and non-current assets.

ix	Raw material consumed includes Cost of materials consumed, Purchases of products for sale and Changes in inventories of finished goods, work-in-progress and products for sale.

x	Inventory includes Raw materials and components, Work-in-progress, Finished goods, Stores and spare parts, Consumable tools and Goods-in-transit - Raw materials and components.

xi	Secured assets include written down value of secured assets and fixed deposits under lien.

xii	Secured borrowings include 8.80% non-convertible debentures and term loans from financial institutions.

4)

The Company primarily operates in the automotive business. The automotive business comprises two reportable segments i.e. commercial vehicles and passenger vehicles (Upto December 31, 2021 - refer note 2). Post transfer of net assets of PV undertaking, the Company operates in a single segment of commercial vehicles. The Company has opted for an exemption as per para 4 of Ind AS 108. Segment information is thus given in the consolidated financial statements of the Company.

5)

The Supreme Court of India has given its judgement on November 4, 2022, covering the legality of the September 2014 amendment to the Employees’ Pension Scheme 1995 and the right to exercise option to avail pension on higher salary. This was in response to the appeal filed by the Employees Provident Fund Organization. Given the complexity of the issues involved in the subject case, the Company is in the process of studying and analysing the Hon’ble Supreme Court judgement and consulting Counsel(s) to ensure adherence, assess impact and reflect it in the books of accounts. As at September 30, 2022, none of the members of the Pension Fund have intimated the Fund their desire to contribute in excess of 8.33% of Rs.15,000. Consequently, there is no impact on the results for the quarter and six months ended September 30, 2022.

6)	The Statutory Auditors have carried an audit of the above results for the quarter and six months ended September 30, 2022 and have issued an unmodified opinion on the same.

Tata Motors Limited

Girish Wagh
Mumbai, November 09, 2022	Executive Director

News Release – 5	November 9, 2022

Independent Auditors Limited Review Report (Unaudited Consolidated)

B S R & Co. LLP Chartered Accountants 8th floor, Business Plaza, Westin Hotel Campus, 36/3-B, Koregaon Park Annex, Mundhwa Road, Ghorpadi, Pune - 411001, India	Telephone: +91 20 6747 7300 Fax: +91 20 6747 7310

Limited Review Report on unaudited consolidated financial results of Tata Motors Limited for the quarter ended 30 September 2022 and year-to-date results for the period from 1 April 2022 to 30 September 2022 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”) and its share of the net profit after tax and total comprehensive income of its associates and joint ventures for the quarter ended 30 September 2022 and year-to-date results for the period from 1 April 2022 to 30 September 2022 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure I.

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6, 7 and 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063

B S R & Co. LLP

6.

We did not review the interim financial statements /financial information/ financial results of two subsidiaries and 55 step-down subsidiaries included in the Statement, whose interim financial statements /financial information/ financial results reflects Total assets (before consolidation adjustments) of Rs. 2,67,499.54 crores as at 30 September 2022 and total revenues (before consolidation adjustments) of Rs. 51,671.18 crores and Rs. 96,967.56 crores, total net loss after tax (before consolidation adjustments) of Rs. 1,093.23 crores and Rs. 5,657.20 crores and total comprehensive loss (before consolidation adjustments) of Rs. 9,822.56 crores and Rs. 16,405.25 crores, for the quarter ended 30 September 2022 and for the period from 1 April 2022 to 30 September 2022 respectively, and cash out flows (net) (before consolidation adjustments) of Rs. 5,195.72 crores for the period from 1 April 2022 to 30 September 2022, as considered in the unaudited consolidated financial results. The unaudited consolidated financial results also include the Group’s share of net profit after tax (net) of Rs. 60.72 crores and Rs. 66.08 crores and total comprehensive income (net) of Rs. 60.72 crores and Rs. 66.08 crores, for the quarter ended 30 September 2022 and for the period from 1 April 2022 to 30 September 2022 respectively as considered in the Statement, in respect of six associates and two joint ventures, whose interim financial statements/ financial information/interim financial results have not been reviewed by us. These interim financial statements/ financial information/interim financial results have been reviewed by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, associates and joint ventures, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

7.

Two step down subsidiaries are located outside India whose interim financial statements/financial information/financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted the interim financial statements/financial information/financial results of such step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to the balances and affairs of such step-down subsidiaries located outside India is based on the reports of other auditors and the conversion adjustments prepared by the management of the Parent and reviewed by us.

Our conclusion is not modified in respect of this matter.

8.

The Statement includes the interim financial statements /financial information/ financial results of seven subsidiaries and eleven step-down subsidiaries which have not been reviewed, whose interim financial statements /financial information/ financial results reflects total assets (before consolidation adjustments) of Rs. 1,132.44 crores as at 30 September 2022 and total revenues (before consolidation adjustments) of Rs. 136.11 crores and Rs. 321.75 crores, total net loss after tax (net) (before consolidation adjustments) of Rs. 15.29 crores and Rs. 34.83 crores and total comprehensive loss (net) (before consolidation adjustments) of Rs. 15.29 crores and Rs. 34.93 crores, for the quarter ended 30 September 2022 and for the period from 1 April 2022 to 30 September 2022 respectively, and cash inflows (net) (before consolidation adjustments) of Rs. 40.10 crores for the period from 1 April 2022 to 30 September 2022, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax (net) of Rs. 83.20 crores and Rs. 69.55 crores and total comprehensive income (net) of Rs. 83.20 crores and Rs. 69.55 crores, for the quarter ended 30 September 2022 and for the period from 1 April 2022 to 30 September 2022 respectively as considered in the unaudited consolidated financial results, in respect of four associates and two joint ventures, based on their interim financial statements /financial information/ financial results which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial statements /financial information/ financial results are not material to the Group.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP

9.

We did not review the interim financial statement/financial information/financial results of one joint operation included in the Statement, whose results reflect total asset (before consolidation adjustments) of Rs. 9,709.51 crores as at 30 September 2022 and total revenue (before consolidation adjustments) of Rs. 5,334.65 crores and Rs. 10,341.77 crores, total net profit after tax (before consolidation adjustments) of Rs. 95.28 crores and Rs. 297.16 crores, total comprehensive income (before consolidation adjustments) of Rs. 95.20 crores and Rs. 297.37 crores, for the quarter ended 30 September 2022 and for the period from 1 April 2022 to 30 September 2022 respectively, and cash outflows (before consolidation adjustments) of Rs. 478.14 crores for the period 1 April 2022 to 30 September 2022, as considered in the unaudited consolidated financial results. The interim financial statement/financial information/financial results of this joint operation has been been reviewed by other auditor whose report has been fursnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No.:101248W/W-100022

Shiraz Vastani

Partner

Pune	Membership No.: 103334
09 November 2022	UDIN:22103334BCPTWY4761

B S R & Co. LLP

Annexure I

List of entities included in unaudited consolidated financial results.

Sr. No	Name of component	Relationship

1	TML Business Services Limited	Subsidiary

2	Tata Technologies Limited	Subsidiary

3	Tata Marcopolo Motors Limited	Subsidiary

4	TMF Holding Limited	Subsidiary

5	Tata Motors Insurance Broking and Advisory Services Limited	Subsidiary

6	Jaguar Land Rover Technology and Business Services India Private Limited (Name changed from JT Special Vehicles Pvt. Limited with effect from April 12, 2022)	Subsidiary

7	Tata Hispano Motors Carrocera S.A	Subsidiary

8	TML Holdings Pte, Ltd; Singapore	Subsidiary

9	Tata Precision Industries Pte Ltd	Subsidiary

10	Tata Hispano Motors Carrocerries Maghreb SA	Subsidiary

11	Brabo Robotics and Automation Limited	Subsidiary

12	Tata Motors Passenger Vehicles Limited (Name changed from TML Business Analytics Services Limited with effect from September 17, 2021)	Subsidiary

13	TML CV Mobility Solutions Limited	Subsidiary

14	Tata Passenger Electric Mobility Ltd. (Incorporated on December 21, 2021)	Subsidiary

15	TML Smart City Mobility Solutions Limited	Subsidiary

B S R & Co. LLP

16	Trilix S.R.L	Step down Subsidiary

17	Jaguar Land Rover India Limited	Step down subsidiary

18	Tata Motors Finance Solutions Limited	Step down subsidiary

19	Tata Daewoo Commercial Vehicle Co Ltd	Step down subsidiary

20	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	Step down subsidiary

21	Tata Motors (Thailand) Ltd	Step down subsidiary

22	Tata Motors (SA) (Propreitary) Ltd	Step down subsidiary

23	P.T. Tata Motors Indonesia	Step down subsidiary

24	Jaguar Land Rover Automotive PLC	Step down subsidiary

25	PT Tata Motors Distribusi Indonesia	Step down subsidiary

26	Jaguar Land Rover France SAS	Step down subsidiary

27	Jaguar Land Rover Italia SPA	Step down subsidiary

28	Jaguar Land Rover Portugal Veiculos e Pecas Lda	Step down subsidiary

29	Jaguar Land Rover Espana SL	Step down subsidiary

30	Jaguar Land Rover Deustcheland GmbH	Step down subsidiary

31	Jaguar Land Rover Austria GmbH	Step down subsidiary

32	Jaguar Land Rover Australia Pty Limited	Step down subsidiary

33	Jaguar Land Rover Japan Limited	Step down subsidiary

34	Jaguar Land Rover Canada ULC	Step down subsidiary

35	Jaguar Land Rover Belux NV (Following the merger of Jaguar Belux and Land Rover)	Step down subsidiary

B S R & Co. LLP

36	Jaguar Land Rover Nederland BV	Step down subsidiary

37	Jaguar Land Rover (South Africa) (Pty) Ltd	Step down subsidiary

38	JLR Nominee Company Limited	Step down subsidiary

39	Jaguar Land Rover (South Africa) Holdings Limited	Step down subsidiary

40	Jaguar Cars Limited	Step down subsidiary

41	Jaguar Cars (South Africa) (Pty) Ltd	Step down subsidiary

42	S S Cars Limited	Step down subsidiary

43	Daimler Transport Vehicles Limited	Step down subsidiary

44	Jaguar Land Rover North America LLC	Step down subsidiary

45	Jaguar Land Rover Holdings Limited	Step down subsidiary

46	Jaguar Land Rover Limited	Step down subsidiary

47	Land Rover Exports Limited ( Business Transferred to Jaguar Land Rover Exports Limited)	Step down subsidiary

48	The Lanchester Motor Company Limited	Step down subsidiary

49	The Daimler Motor Company Limited	Step down subsidiary

50	Jaguar Land Rover Korea Company Limited	Step down subsidiary

51	Jaguar land rover (China) Investment Co. Limited	Step down subsidiary

52	Jaguar e Land rover Brasil Industria e Comercio de veiculos LTDA	Step down subsidiary

53	Limited Liability Company “Jaguar land rover” (Russia)	Step down subsidiary

B S R & Co. LLP

54	Land Rover Ireland Limited	Step down subsidiary

55	Shanghai Jaguar Land Rover Automotive Services Company Limited	Step down subsidiary

56	Jaguar Land Rover Pension Trustees Limited	Step down subsidiary

57	Jaguar Land Rover Slovakia S.R.O	Step down subsidiary

58	Jaguar Land Rover Singapore Pte. Ltd.	Step down subsidiary

59	Jaguar Racing Limited	Step down subsidiary

60	Inmotion Ventures Limited	Step down subsidiary

61	Inmotion Ventures 2 Limited	Step down subsidiary

62	Inmotion Ventures 3 Limited	Step down subsidiary

63	Jaguar Land Rover Columbia S.A.S	Step down subsidiary

64	Tata Technologies Inc.	Step down subsidiary

65	Tata Technologies De Mexico, S.A. de C.V.	Step down subsidiary

66	Tata Technologies Pte Limited	Step down subsidiary

67	Tata Technologies (Thailand) Limited	Step down subsidiary

68	Tata Technologies Europe limited	Step down subsidiary

69	Incat International PLC	Step down subsidiary

70	Tata Technologies GmBH	Step down subsidiary

71	Cambric Limited	Step down subsidiary

72	Tata Technlogies SRL Romania	Step down subsidiary

73	Tata Manufacturing Technologies (Shanghai) Limited	Step down subsidiary

B S R & Co. LLP

74	Tata Technologies Nordics AB	Step down subsidiary

75	Tata Motors Finance Limited	Step down subsidiary

76	Tata Motors European Technical Centre PLC (Changed from a direct subsidiary of TML to a WOS of TPEM w.e.f. March 10, 2022)	Step down subsidiary

77	Jaguar Land Rover Ireland (Services) Limited	Step down subsidiary

78	Jaguar Land Rover Mexico, SAPi de CV - Mexico	Step down subsidiary

79	Jaguar Land Rover Servicios Mexico, S.A. de C.V. - Mexico	Step down subsidiary

80	Jaguar Land Rover Taiwan Company LTD	Step down subsidiary

81	Jaguar Land Rover Hungary KFT	Step down subsidiary

82	Jaguar Land Rover Classic USA LLC	Step down subsidiary

83	Jaguar Land Rover Classic Deutschland GmbH	Step down subsidiary

84	Jaguar Land Rover Ventures Ltd	Step down subsidiary

85	Jaguar Land Rover (Ningbo) Trading Co. Limited	Step down subsidiary

86	Bowler Motors Limited	Step down subsidiary

87	In-Car Ventures Limited	Step down subsidiary

88	Tata Cumins Private Limited	Joint Operation

89	Fiat India Automobiles Private Limited	Joint Operation

90	Nita Company Ltd	Associate

B S R & Co. LLP

91	Jaguar Cars Finance Limited	Associate

92	Synaptiv Limited	Associate

93	Cloud Car Inc	Associate

94	Automobile Corporation of Goa Limited	Associate

95	Tata Hitachi Construction Machinery Company Private Limited	Associate

96	Tata Precision Industries (India) Limited	Associate

97	Tata Autocomp Systems Limited	Associate

98	Drive Club Service Pte Ltd	Associate

99	Inchcape JLR Europe Limited	Associate

100	Chery Jaguar Land Rover Automotive Company Ltd	Joint Venture

101	Tata HAL Technologies Limited	Joint Venture

102	Loginomic Tech Solutions Limited	Joint Venture

103	Jaguar Land Rover Schweiz AG	Joint Venture

104	Sertec Corporation	Associate

News Release – 6	November 9, 2022

Unaudited Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2022

	Particulars	Quarter ended				Six months ended		Year ended
		September 30,		June 30,	September 30,	September 30,	September 30,	March 31,
		2022		2022	2021	2022	2021	2022
		Unaudited						Audited
I.	Revenue from operations
	(a) Revenue		78,846.92	71,227.76	60,435.92	150,074.68	125,971.30	275,235.23
	(b) Other operating revenues		764.45	706.90	942.90	1,471.35	1,813.97	3,218.39
	Total revenue from operations (a)+(b)		79,611.37	71,934.66	61,378.82	151,546.03	127,785.27	278,453.62
II.	Other income (includes Government incentives)		1,038.51	887.36	866.91	1,925.87	1,448.51	3,053.63
III.	Total Income (I + II)		80,649.88	72,822.02	62,245.73	153,471.90	129,233.78	281,507.25
IV.	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		47,721.91	46,923.71	33,078.88	94,645.62	70,391.26	159,598.06
	(ii) Basis adjustment on hedge accounted derivatives		318.29	412.59	372.33	730.88	590.78	1,322.50
	(b) Purchase of products for sale		5,324.32	5,263.64	4,471.99	10,587.96	8,149.74	18,374.77
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(769.53)	(4,378.21)	3,167.30	(5,147.74)	4,508.86	1,590.49
	(d) Employee benefits expense		7,897.92	7,786.36	7,133.36	15,684.28	15,128.06	30,808.52
	(e) Finance costs		2,487.26	2,420.72	2,327.30	4,907.98	4,530.60	9,311.86
	(f) Compulsorily convertible preference share measured at fair value		—	—	—	—	—	14.45
	(g) Foreign exchange (gain)/loss (net)		623.93	767.78	(66.76)	1,391.71	(51.87)	78.68
	(h) Depreciation and amortisation expense		5,897.34	5,841.04	6,123.32	11,738.38	12,325.45	24,835.69
	(i) Product development/engineering expenses		2,521.57	2,691.90	2,120.83	5,213.47	4,164.43	9,209.50
	(j) Other expenses		14,541.73	13,833.85	10,464.80	28,375.58	22,558.28	47,133.85
	(k) Amount transferred to capital and other accounts		(4,141.08)	(3,779.69)	(3,480.52)	(7,920.77)	(7,013.55)	(14,397.29)
	Total expenses (IV)		82,423.66	77,783.69	65,712.83	160,207.35	135,282.04	287,881.08
V.	Profit/(loss) before exceptional items and tax (III-IV)		(1,773.78)	(4,961.67)	(3,467.10)	(6,735.45)	(6,048.26)	(6,373.83)
VI.	Exceptional Items
	(a) Defined benefit pension plan amendment past service credit (refer note 2)		—	(1,495.07)	—	(1,495.07)	—	—
	(b) Employee separation cost		—	1.45	6.64	1.45	7.77	9.83
	(c) Write off/provision (reversal) for tangible/intangible assets (including under development)		(46.95)	—	—	(46.95)	—	—
	(d) Reversal for onerous contracts and related supplier claims		(61.03)	—	—	(61.03)	—	—
	(e) Reversal for cost of closure of operation of a subsidiary		—	—	(2.19)	—	(3.32)	(21.47)
	(f) Reversal of Impairment in subsidiaries (refer note 3)		(214.39)	—	—	(214.39)	—	(86.26)
	(g) Cost of slump sale of passenger vehicle undertaking		9.00	—	—	9.00	—	301.34
	(h) Provision for Russia market (refer note 4)		—	—	—	—	—	428.66
	(i) Others		0.74	—	—	0.74	(2.52)	(2.52)
VII.	Profit/(loss) before tax from continuing operations (V - VI)		(1,461.15)	(3,468.05)	(3,471.55)	(4,929.20)	(6,050.19)	(7,003.41)
VIII.	Tax expense/(credit) (net) of continuing operations
	(a) Current tax		716.19	599.26	683.49	1,315.45	1,127.83	2,669.98
	(b) Deferred tax		(1,173.27)	919.70	321.57	(253.57)	1,619.19	1,561.31
	Total tax expense/(credit) (net)		(457.08)	1,518.96	1,005.06	1,061.88	2,747.02	4,231.29
IX.	Profit/(Loss) for the period from continuing operations (VII - VIII)		(1,004.07)	(4,987.01)	(4,476.61)	(5,991.08)	(8,797.21)	(11,234.70)
X.	Share of profit/(loss) of joint ventures and associates (net)		105.72	36.04	61.07	141.76	(68.45)	(74.06)
XI.	Profit/(Loss) for the period (IX + X)		(898.35)	(4,950.97)	(4,415.54)	(5,849.32)	(8,865.66)	(11,308.76)
	Attributable to:
	(a) Shareholders of the Company		(944.61)	(5,006.60)	(4,441.57)	(5,951.21)	(8,892.49)	(11,441.47)
	(b) Non-controlling interests		46.26	55.63	26.03	101.89	26.83	132.71
XII.	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		584.12	3,414.86	229.92	3,998.98	(307.73)	7,480.70
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		(112.61)	(908.95)	(31.02)	(1,021.56)	992.25	(963.79)
	(B) (i) Items that will be reclassified to profit or loss		(8,463.96)	(7,441.55)	(4,056.63)	(15,905.51)	(3,669.25)	(9,002.90)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(1,407.18)	1,571.55	702.38	164.37	781.27	2,030.80
	Total other comprehensive income/(loss), net of taxes		(9,399.63)	(3,364.09)	(3,155.35)	(12,763.72)	(2,203.46)	(455.19)
XIII.	Total comprehensive income/(loss) for the period (XI + XII)		(10,297.98)	(8,315.06)	(7,570.89)	(18,613.04)	(11,069.12)	(11,763.95)
	Attributable to:
	(a) Shareholders of the Company		(10,335.77)	(8,367.49)	(7,586.61)	(18,703.26)	(11,096.52)	(11,897.28)
	(b) Non-controlling interests		37.79	52.43	15.72	90.22	27.40	133.33
XIV.	Paid-up equity share capital (face value of ₹2 each)		765.98	765.93	765.81	765.98	765.81	765.88
XV.	Reserves excluding revaluation reserves							43,795.36
XVI.	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(2.47)	(13.07)	(11.60)	(15.54)	(23.23)	(29.88)
	(ii) Diluted	₹	(2.47)	(13.07)	(11.60)	(15.54)	(23.23)	(29.88)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(2.47)	(13.07)	(11.60)	(15.54)	(23.23)	(29.88)
	(ii) Diluted	₹	(2.47)	(13.07)	(11.60)	(15.54)	(23.23)	(29.88)
		Not annualised

Statement of Consolidated Assets and Liabilities

			(₹ in crores)
	Particulars	As at September 30,	As at March 31,
		2022	2022
		Unaudited	Audited
I.	ASSETS
	(1) Non-current assets
	(a) Property, plant and equipment	75,603.49	80,900.13
	(b) Capital work-in-progress	1,796.94	3,529.04
	(c) Right of use assets	7,181.51	6,686.02
	(d) Goodwill	786.11	807.17
	(e) Other intangible assets	46,069.42	50,462.13
	(f) Intangible assets under development	4,324.76	6,722.05
	(g) Investment in equity accounted investees	4,348.27	4,349.39
	(h) Financial assets
	(i) Other investments	2,243.15	2,320.92
	(ii) Finance receivables	9,586.90	11,135.85
	(iii) Loans and advances	803.46	843.35
	(iv) Other financial assets	8,382.05	5,179.49
	(i) Deferred tax assets (net)	3,562.16	3,870.85
	(j) Non-current tax assets (net)	1,415.31	1,196.79
	(k) Other non-current assets	11,238.64	5,639.21

		177,342.17	183,642.39

	(2) Current assets
	(a) Inventories	37,906.44	35,240.34
	(b) Financial assets
	(i) Other investments	15,534.47	22,709.22
	(ii) Trade receivables	13,303.52	12,442.12
	(iii) Cash and cash equivalents	30,589.23	38,159.01
	(iv) Bank balances other than (iii) above	2,397.87	2,510.18
	(v) Finance receivables	23,849.76	22,095.35
	(vi) Loans and advances	2,152.31	1,671.93
	(vii) Other financial assets	4,271.85	3,799.82
	(c) Current tax assets (net)	347.51	259.84
	(d) Assets classified as held-for-sale	578.93	523.85
	(e) Other current assets	7,365.66	7,565.88

		138,297.55	146,977.54

	TOTAL ASSETS	315,639.72	330,619.93

II.	EQUITY AND LIABILITIES
	Equity
	(a) Equity share capital	765.98	765.88
	(b) Other equity	25,408.58	43,795.36

	Equity attributable to owners of Tata Motors Limited	26,174.56	44,561.24
	Non-controlling interests	4,689.70	4,271.06

		30,864.26	48,832.30

	Liabilities
	(1) Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	94,154.93	97,759.17
	(ii) Lease liabilities	7,050.24	5,962.44
	(iii) Other financial liabilities	13,529.09	5,333.66
	(b) Provisions	12,236.83	12,955.89
	(c) Deferred tax liabilities (net)	1,947.08	1,558.44
	(d) Other non-current liabilities	7,231.77	7,535.22

		136,149.94	131,104.82

	(2) Current liabilities
	(a) Financial liabilities
	(i) Borrowings	42,338.64	41,917.87
	(ii) Lease liabilities	810.34	809.55
	(iii) Trade payables
	(a) Total outstanding dues of micro and small enterprises	122.04	183.92
	(b) Total outstanding dues of creditors other than micro and small enterprises	57,529.67	59,786.46
	(iv) Acceptances	7,351.65	9,779.95
	(v) Other financial liabilities	18,104.35	14,420.24
	(b) Provisions	10,666.60	10,766.31
	(c) Current tax liabilities (net)	1,056.90	1,253.85
	(d) Liabilities directly associated with Assets held-for-sale	—	3.12
	(e) Other current liabilities	10,645.33	11,761.54

		148,625.52	150,682.81

	TOTAL EQUITY AND LIABILITIES	315,639.72	330,619.93

Statement of Consolidated Cash Flows

			(₹ in crores)
	Particulars	For six months ended September 30,
		2022	2021
		Unaudited
I	Cash flows from operating activities:
	Loss for the period	(5,849.32)	(8,865.66)
	Adjustments for:
	Depreciation and amortisation expense	11,738.38	12,325.45
	Allowances for finance receivables	670.82	662.49
	Allowances for trade and other receivables	6.13	48.84
	Inventory write down	208.58	44.86
	Reversal for costs of closure of operations of a subsidiary company	—	(3.32)
	Write off/provision (reversal) for tangible/intangible assets (including under development)	(46.95)	—
	Reversal of Impairment in subsidiaries	(214.39)	—
	Reversal for onerous contracts and related supplier claims	(61.03)	—
	Defined benefit pension plan amendment past service cost	(1,495.07)	—
	Accrual for share-based payments	9.63	4.94
	Marked-to-market gain on investments measured at fair value through profit or loss	(118.23)	(43.53)
	Loss on sale of assets (including assets scrapped/written off) (net)	24.10	90.53
	Profit on sale of investments (net)	(113.20)	(85.36)
	Cost of slump sale of passenger vehicle undertaking	9.00	—
	Share of (profit)/loss of joint ventures and associates (net)	(141.76)	68.45
	Tax expense (net)	1,061.88	2,747.02
	Finance costs	4,907.98	4,530.60
	Interest income	(446.06)	(320.33)
	Dividend income	(46.09)	(34.05)
	Foreign exchange loss/ (gain) (net)	4,132.89	(233.30)

	Cash flows from operating activities before changes in following assets and liabilities	14,237.29	10,937.63
	Finance receivables	(572.42)	1,226.92
	Trade receivables	(679.36)	3,015.16
	Loans and advances and other financial assets	(828.99)	(42.91)
	Other current and non-current assets	(973.21)	(408.57)
	Inventories	(5,801.29)	3,730.39
	Trade payables and acceptances	(2,938.22)	(21,229.90)
	Other current and non-current liabilities	(643.24)	(1,683.30)
	Other financial liabilities	257.28	53.81
	Provisions	203.01	(1,905.76)

	Cash generated from/(used in) operations	2,260.85	(6,306.53)
	Income tax paid (net)	(1,610.60)	(1,502.82)

	Net cash generated from/(used in) operating activities	650.25	(7,809.35)

II	Cash flows from investing activities:
	Payments for property, plant and equipments	(3,401.56)	(4,835.95)
	Payments for other intangible assets	(3,356.39)	(2,868.33)
	Proceeds from sale of property, plant and equipments	91.11	110.54
	Income Tax paid on proposed acquisition of assets	(55.27)	—
	Investments in mutual fund (purchased)/sold (net)	6,334.12	1,580.93
	Disposal of subsidiary companies	19.10	—
	Investment in Government securities	(1,108.67)	—
	Investments - others	—	(22.58)
	Proceeds from sale of investments in Government securities	1,128.00	—
	Proceeds from sale of investments in other companies	39.00	—
	Proceeds from disposal of defence business	—	234.09
	Interest received	370.52	294.22
	Purchases of other assets acquired with view to resale	(229.14)	—
	Dividend received	46.09	30.67
	Dividend received from equity accounted investees	20.93	—
	Deposit/restricted deposits with financial institution	(1,523.45)	(100.00)
	Deposits/restricted deposits with banks	(3,276.41)	(8,738.39)
	Realisation of deposits/restricted deposits with banks	3,852.10	19,753.69
	Realisation of deposit with financial institution	1,173.45	497.50

	Net cash from investing activities	123.53	5,936.39

III	Cash flows from financing activities:
	Proceeds from issue of shares, warrants and share application pending allotment (net of issue expenses)	14.47	—
	Proceeds from long-term borrowings	9,183.41	17,113.74
	Repayment of long-term borrowings	(8,737.18)	(11,530.76)
	Proceeds/(payment) from option settlement of long term borrowings	(52.63)	48.75
	Buyback of stake from minority shareholders	(295.92)	—
	Proceeds from short-term borrowings	14,375.21	13,612.00
	Repayment of short-term borrowings	(16,611.14)	(10,935.48)
	Net change in other short-term borrowings (with maturity up to three months)	(1,300.22)	(3,059.24)
	Distribution to Minority	(51.39)	(27.73)
	Repayment of lease liability (including interest)	(705.97)	(726.85)
	Payment for acquisition of minority stake of subsidiary	(99.50)	—
	Dividend paid (including transferred to IEPF)	—	(1.53)
	Proceeds from issuance of perpetual debt instrument classified as equity by a subsidiary (net)	353.38	255.05
	Interest paid [including discounting charges paid ₹337.78 crores (September 30, 2021 ₹319.79 crores)]	(4,263.93)	(4,363.65)

	Net cash (used in)/from financing activities	(8,191.41)	384.30

	Net (decrease) in cash and cash equivalents	(7,417.63)	(1,488.66)
	Cash and cash equivalents as at April 1, (opening balance)	38,159.01	31,700.01
	Classified as held for sale	—	(142.40)
	Effect of foreign exchange on cash and cash equivalents	(152.15)	261.22

	Cash and cash equivalents as at September 30, (closing balance)	30,589.23	30,330.17

	Non-cash transactions:
	Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	4,265.09	3,444.15

	Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
	Exchange differences	(376.67)	345.10
	Amortisation of prepaid discounting charges	281.78	(468.77)

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive business. The automotive business includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts, accessories and services. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and Insurance Broking services.

Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

	Particulars	Quarter ended			Six month ended		(₹ in crores) Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
		2022	2022	2021	2022	2021	2022
		Unaudited					Audited

A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	16,420.40	16,269.81	12,119.07	32,690.21	19,972.83	52,287.30
	(b) Passenger Vehicle	12,547.27	11,556.32	7,336.81	24,103.59	12,530.98	31,514.90
	(c) Corporate/Unallocable	48.38	117.74	49.33	166.12	87.47	314.35
	- Vehicle Financing	1,286.26	1,097.68	1,258.07	2,383.94	2,317.92	4,584.58
	- Jaguar and Land Rover	49,477.39	43,056.30	39,963.67	92,533.69	91,759.04	187,696.74
	Less: Intra segment eliminations	(917.97)	(831.18)	(22.89)	(1,749.15)	(48.54)	(618.20)

	-Total	78,861.73	71,266.67	60,704.06	150,128.40	126,619.70	275,779.67
II.	Others	1,102.52	970.99	955.22	2,073.51	1,707.85	3,809.13

	Total Segment Revenue	79,964.25	72,237.66	61,659.28	152,201.91	128,327.55	279,588.80
	Less: Inter segment revenue	(352.88)	(303.00)	(280.46)	(655.88)	(542.28)	(1,135.18)

	Revenue from Operations	79,611.37	71,934.66	61,378.82	151,546.03	127,785.27	278,453.62

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	402.26	395.41	(74.27)	797.67	(401.02)	210.21
	(b) Passenger Vehicle	119.40	72.53	(161.98)	191.93	(503.72)	(660.13)
	(c) Corporate/Unallocable	(36.33)	5.50	(85.47)	(30.83)	(124.75)	(62.47)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(257.37)	(0.75)	319.78	(258.12)	(162.51)	(253.19)
	- Jaguar and Land Rover	(167.32)	(3,430.99)	(2,320.80)	(3,598.31)	(2,553.53)	(439.39)
	Less: Intra segment eliminations	(64.49)	(17.27)	—	(81.76)	—	(90.20)

	-Total	(3.85)	(2,975.57)	(2,322.74)	(2,979.42)	(3,745.53)	(1,295.17)
II.	Others	189.11	176.58	147.85	365.69	255.06	624.73

	Total Segment results	185.26	(2,798.99)	(2,174.89)	(2,613.73)	(3,490.47)	(670.44)
	Less: Inter segment eliminations	20.09	7.70	41.99	27.79	39.81	53.75

	Net Segment results	205.35	(2,791.29)	(2,132.90)	(2,585.94)	(3,450.66)	(616.69)
	Add/(Less) : Other income (excluding Government Incentives)	392.99	339.98	249.09	732.97	489.54	928.92
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,748.19)	(1,742.58)	(1,650.05)	(3,490.77)	(3,139.01)	(6,607.38)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(623.93)	(767.78)	66.76	(1,391.71)	51.87	(78.68)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	—	(1.36)	1.15	(1.36)	3.67	(52.50)
	(b) Passenger Vehicle	313.37	—	(0.28)	313.37	(0.28)	(147.21)
	(c) Corporate/Unallocable	—	(0.09)	(4.21)	(0.09)	(4.21)	(0.10)
	- Jaguar and Land Rover	(0.74)	1,495.07	—	1,494.33	—	(428.66)
	- Others	—	—	(1.11)	—	(1.11)	(1.11)

	Total Profit/(loss) before tax	(1,461.15)	(3,468.05)	(3,471.55)	(4,929.20)	(6,050.19)	(7,003.41)

		As at June 30,	As at September 30,		As at March 31,
		2022	2022	2021	2022
		Unaudited	Unaudited		Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	31,187.00	30,470.37	28,061.26	30,407.96
	(b) Passenger Vehicle	15,249.74	16,575.49	17,116.95	15,877.08
	(c) Corporate/Unallocable - (including assets classified as held for sale)	2,022.32	2,110.66	2,350.09	856.80
	- Vehicle Financing (including assets classified as held for sale)	38,991.07	39,116.60	36,452.88	38,994.57
	- Jaguar and Land Rover (including assets classified as held for sale)	175,100.20	167,144.62	165,475.11	172,273.81
	Less: Intra segment eliminations	(110.86)	(61.92)	—	—

	-Total	262,439.47	255,355.82	249,456.29	258,410.22
II.	(a) Others	3,605.38	3,159.83	3,041.28	3,465.00

	Total Segment Assets	266,044.85	258,515.65	252,497.57	261,875.22
	Less: Inter segment eliminations	(1,176.98)	(1,199.52)	(1,222.53)	(1,129.43)

	Net Segment Assets	264,867.87	257,316.13	251,275.04	260,745.79
	Investment in equity accounted investees
	- Tata and other brands vehicles - Corporate/Unallocable	591.18	607.77	454.28	554.25
	- Jaguar and Land Rover	3,165.39	3,143.70	3,187.10	3,192.99
	- Others	591.26	596.80	587.24	602.15
	Add : Unallocable assets	52,552.58	53,975.32	58,631.04	65,524.75

	Total Assets	321,768.28	315,639.72	314,134.70	330,619.93

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	18,433.66	18,255.11	16,312.74	21,230.50
	(b) Passenger Vehicle	12,242.13	12,731.79	6,971.43	10,932.34
	(c) Corporate/Unallocable (including liabilities for assets classified as held for sale)	234.70	872.88	1,217.52	209.55
	- Vehicle Financing	862.14	282.50	886.83	966.20
	- Jaguar and Land Rover (including liabilities for assets classified as held for sale)	93,396.20	89,391.73	90,246.82	94,698.42
	Less: Intra segment eliminations	(94.86)	(61.12)	—	(88.60)

	-Total	125,073.97	121,472.89	115,635.34	127,948.41
II.	(a) Others	1,645.44	1,760.52	1,654.45	2,020.15

	Total Segment Liabilities	126,719.41	123,233.41	117,289.79	129,968.56
	Less: Inter segment eliminations	(263.39)	(289.95)	(264.71)	(269.78)

	Net Segment Liabilities	126,456.02	122,943.46	117,025.08	129,698.78
	Add : Unallocable liabilities	154,340.12	161,832.00	150,600.10	152,088.85

	Total Liabilities	280,796.14	284,775.46	267,625.18	281,787.63

Notes:

1)	The above results were reviewed and recommended by the Audit Committee on November 08, 2022 and approved by the Board of Directors at its meeting held on November 09, 2022.

2)	During the six month ended September 30, 2022 Jaguar Land Rover has recognized a pension past service credit of ₹ 1,495.07 crores (£155 million) due to change in inflation index from RPI to CPI.

3)

The Company reassessed the recoverable value of assets belonging to Tata Motors European Technical Centre PLC (TMETC) and accordingly provision for impairment towards the assets is reversed amounting to ₹ 214.39 crores (£23.57 million).

4)

During the year ended March 31, 2022, Jaguar Land Rover has created a provision of ₹ 428.66 crores (£43.00 million) in relation to customer liabilities arising from sanctions imposed against Russia by many countries, preventing the shipment of vehicles and certain parts to the market.

5)

The Supreme Court of India has given its judgement on November 4, 2022, covering the legality of the September 2014 amendment to the Employees’ Pension Scheme 1995 and the right to exercise option to avail pension on higher salary. This was in response to the appeal filed by the Employees Provident Fund Organization. Given the complexity of the issues involved in the subject case, the Company is in the process of studying and analysing the Hon’ble Supreme Court judgement and consulting Counsel(s) to ensure adherence, assess impact and reflect it in the books of accounts. As at September 30, 2022, none of the members of the Pension Fund have intimated the Fund their desire to contribute in excess of 8.33% of Rs.15,000. Consequently, there is no impact on the results for the quarter and six months ended September 30, 2022

6)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at six month ended September 30, 2022:

Sr No	Particulars	Quarter ended			Six month ended		Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
		2022	2022	2021	2022	2021	2022
		Unaudited					Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/Equity(ii)]	5.21	3.75	3.17	5.21	3.17	3.13
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax + Interest on Borrowings)/(Interest on Borrowings + Repayment of Borrowings)(iii)]	0.04	(0.37)	(0.13)	(0.16)	(0.14)	0.04
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax +Interest on Borrowings)/Interest on Borrowings]	0.15	(1.45)	(0.75)	(0.63)	(0.58)	0.19
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	411.14	411.14	904.44	411.14	904.44	411.14
f)	Net worth(iv) (₹ In crores)	26,174.56	36,483.81	44,676.36	26,174.56	44,676.36	44,561.24
g)	Current ratio (number of times) [Current assets / Current liabilities]	0.93	0.94	0.97	0.93	0.97	0.98
h)	Long term debt to working capital (number of times) [Long Term Borrowings(v) / Working capital(vi)]	6.12	6.94	7.72	6.12	7.72	5.42
i)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of Trade and Other Receivables(viii)]	0.35%	0.00%	0.07%	0.39%	0.84%	1.01%
j)	Current liability ratio (number of times) [Current Liabilities (excluding current maturities of long term debt and interest accrued on borrowings) / (Total liabilities)]	0.42	0.43	0.41	0.42	0.41	0.44
k)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.43	0.43	0.45	0.43	0.45	0.42
l)	Debtors turnover (number of times) (not annualised) [Revenue from operations (excluding finance revenue) / Average Trade Receivables]	5.83	5.44	6.29	11.60	11.25	21.84
m)	Inventory turnover (number of times) (not annualised) [Raw material consumed (ix)/ Average Inventory(x) ]	1.37	1.30	1.20	2.76	2.45	5.07
n)	Operating margin (%) [(Profit/ (loss) before exceptional items and tax + Finance costs (excluding finance costs pertaining to borrowings sourced by vehicle financing segment) + Foreign exchange (gain)/loss (net)+ Depreciation and amortisation expense - Other Income (excluding incentives)) / Revenue from operations]	7.67%	4.24%	6.50%	6.04%	6.95%	8.70%
o)	Net profit margin (%) [Profit/(loss) for the period / Revenue from operations]	(1.13%)	(6.88%)	(7.19%)	(3.86%)	(6.94%)	(4.06%)

Notes:

(i)	Total debt includes non-current and current borrowings.

(ii)	Equity = equity attributable to owners of Tata Motors Limited

(iii)

Repayment of borrowing includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

(iv)

Net worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

(v)	Long term borrowings (including current portion of long term borrowings)

(vi)	Working capital = current assets - current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings)

(vii)	Bad debts includes written off on trade and other receivables.

(viii)	Average of trade and other receivables includes trade receivables, non-current and current loans and advances, non-current and current other assets.

(ix)	Raw material consumed includes cost of materials consumed, purchase of products for sale and changes in inventories of finished goods, work-in-progress and products for sale.

(x)	Inventory includes raw materials and components, work-in-progress, finished goods, stores and spare parts, consumable tools and goods-in-transit - raw materials and components.

7)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and six months ended September 30, 2022.

Tata Motors Limited

GIRISH WAGH
Mumbai, November 09, 2022	Executive Director

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All statements contained herein that are not statements of historical fact constitute “forward-looking statements”. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.